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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2
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                         NORTHWEST TELEPRODUCTIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    667822100
                                 (CUSIP Number)

                                JOHN C. LORENTZEN
                              35 WEST WACKER DRIVE
                                CHICAGO, IL 60601
                                 (312) 558-5600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                 AUGUST 19, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


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                                  SCHEDULE 13D

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CUSIP No.        667822100
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
1.                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John C. Lorentzen ("Lorentzen"); Penney L. Fillmer ("Fillmer")
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a)
                                                                                                   (b)
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3.                SEC USE ONLY
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4.                SOURCE OF FUNDS

                  PF

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5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Lorentzen: United States of America
                  Fillmer: United States of America

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  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER -135,000
             EACH PERSON WITH
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                                            8.       SHARED VOTING POWER - 0

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                                            9.       SOLE DISPOSITIVE POWER - 135,000

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                                            10.      SHARED DISPOSITIVE POWER -0

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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Lorentzen and Fillmer, a married couple, jointly beneficially own 135,000 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock").

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Lorentzen and Fillmer, a married couple, jointly beneficially own 135,000 shares of Common Stock which constitute approximately 9.95% of the outstanding shares of Common Stock.
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14.      TYPE OF REPORTING PERSON -Lorentzen: IN; Fillmer:IN
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

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ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Northwest Teleproductions, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 4000 West 77th Street, Minneapolis, Minnesota 55435.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) and (f). This Schedule 13D is filed by each of Lorentzen and Fillmer, each an individual and a citizen of the United States of America.

                  (b) The residence address of Lorentzen and Fillmer is:

                           1205 S. Main Street
                           Wheaton, IL 60187

                  (c)(i) Lorentzen is presently an attorney with Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601. Fillmer is presently an attorney practicing part-time from her residence.

                  (d) and (e) During the last five years, neither Lorentzen nor Fillmer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Lorentzen and Fillmer, using a margin account, jointly purchased the shares with personal joint investment funds in the amount of $28,115.00

ITEM 4.  PURPOSE OF TRANSACTION.

                     Lorentzen and Fillmer, a married couple, jointly purchased the shares through a broker and intend to hold such securities for investment purposes.

                  Neither Lorentzen nor Fillmer has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (b) through (j) of the instructions for this Item 4. Market conditions permitting, Lorentzen and Fillmer may acquire additional securities of the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Lorentzen and Fillmer, a married couple, jointly beneficially own 135,000 shares of Common Stock, which number of shares constitute approximately 9.95% of the total outstanding shares of Common Stock.

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                  (b) Lorentzen and Fillmer, a married couple, jointly have
the sole power to direct the vote and disposition of the 135,000 shares of Common Stock.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement between Lorentzen and Fillmer Regarding Joint Filing.

                             - 4 -

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                                    SIGNATURE


                  After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Second Amendment to Schedule 13D is true, complete and correct.

                                                    /s/ JOHN C. LORENTZEN
                                                    ---------------------


                                                    Dated: August 22, 1999


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                                    SIGNATURE


                  After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Second Amendment to Schedule 13D is true, complete and correct.


                                                    /s/ PENNEY L. FILLMER
                                                    ---------------------

                                                    Dated: August 22, 1999

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